Exhibit D(91)

June 6, 2011

Massachusetts Mutual Life Insurance Company.

1295 State Street

Springfield, MA 01111

Attention: RS Investment Management

Ladies and Gentlemen:

Massachusetts Mutual Life Insurance Company (“MassMutual”) and J.P. Morgan Investment Management Inc., (“Subadviser”) have entered into a Subadvisory Agreement dated as of June 6, 2011 (the “Agreement”). In the Agreement MassMutual has retained the Subadvisor to manage the assets of the MassMutual Select Diversified International Fund (“Fund”). In connection with the performance by the parties of their respective obligations under the Agreement, the parties wish to set out certain operating protocols and understandings:

1. MassMutual acknowledges receipt of the current best execution policy of Subadviser’s London branch. The Subadviser represents that that best execution policy is not inconsistent with the Fund’s as described in the Statement of Additional Information for the MassMutual Select Funds dated April 1, 2011. It sets forth similar considerations although in much greater detail. Subadviser shall provide MassMutual and the Fund with updated versions of such policy as it may be amended from time to time. On the basis of the Subadviser’s representation, MassMutual will not consider Subadviser to have violated the Agreement’s provisions regarding brokerage transactions if Subadviser effects transactions in accordance with that policy.

2. The Subadviser will not engage in soft dollar or commission sharing arrangements when effecting portfolio transactions for the Fund.

3. MassMutual acknowledges that, in managing the Fund, the Subadviser may, to the extent consistent with applicable law and the Fund’s investment policies, execute trades in markets that are not “regulated markets” as that term is defined in the “Markets in Financial Instruments Directive” and may utilize a multilateral trading facility.

4. The Fund’s custodian will advise or take action, including filing proof of claim forms, on behalf of the Fund in any legal proceedings, including bankruptcies or class actions, involving securities held in or formerly held in the Fund or the issuers of those securities and MassMutual will not look to the Subadviser to advise or take any action on behalf of the Fund in any such legal proceedings.

5. MassMutual does not consider firms that execute portfolio transactions for the Fund to be agents of the Subadviser for the purposes of the Agreement.

Very truly yours,

J.P. Morgan Investment Management Inc.

By:	/s/ Scott Moritz
Name:	Scott Moritz
Title:	Vice President

Acknowledged and agreed:

Massachusetts Mutual Life Insurance Company.

By:	/s/ Eric Wietsma
Name:	Eric Wietsma
Title:	Senior Vice President